

April 13, 2012

Via email
Elizabeth A. Ising, Esq.
Gibson, Dunn & Crutcher LLP
1050 Connecticut Ave. N.W.
Washington, D.C. 20036

> **Re:** **AOL Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 5, 2012**
> **File No. 001-34419**

Dear Ms. Ising:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General Information, page 1

Has the Company been notified that a stockholder intends to propose its own director nominees…, page 1

1. Please update the filing throughout to indicate that Starboard Value LP and its affiliates have filed a preliminary proxy statement indicating they intend to nominate three director nominees.

What constitutes a quorum…, page 2

2. We note disclosure stating that brokers will have discretionary authority to vote shareholders' shares on the proposal regarding the ratification of the independent registered auditors. It is our understanding that given the contested-nature of the election, current NYSE rules do not permit broker discretionary authority to vote on <u>any</u> proposals to be voted on at the meeting, whether routine or not. Please revise or advise.

Item 1 – Election of Directors, page 6

3.   Please provide a brief background discussion of the material contacts the company has had with Starboard Value LP and its affiliates leading up to the current proxy contest.

4.   You have reserved the right to vote for unidentified substitute nominees. Please confirm that, should you lawfully identify or nominate substitute nominees before the meeting, you will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

5.   Please supplement and clarify Mr. Armstrong's biographical information and reference his business background and involvement with Patch Media Corporation. Refer to Item 401(e)(1) of Regulation S-K.

6.   Please supplement and clarify Ms. Dykstra's biographical information. For example, revise to clarify the gap in her employment between 2010 to the present period. Refer to Item 401(e)(1) of Regulation S-K.

7.   Please explain the basis for the Board's current belief that a combined role of CEO and Chairman is best for the company and stockholders at this time. In this regard, please supplement your disclosure to elaborate on the specific factors, if any, the Board considered or will consider in its annual evaluation of this issue.

Executive Compensation, page 38

8.   It appears that you have named only four executive officers including your chief executive officer, chief financial officer, chief technology officer and general counsel. Please tell us how you determined that the other individuals listed on the company's website under "AOL Leadership Team," including the Chief People Officer, are not executive officers within the definition of "executive officer" in Rule 405 under the Securities Act and Rule 402(a)(3) of Regulation S-K. Rule 405 defines an executive officer as the president, any vice president in charge of a principal business unit, division or function (such as sales, administration or finance), any other officer who performs a policy making function or any other person who performs similar policy making functions for the company. Please advise.

Proxy Solicitation, page 79

9.   It appears that you intend to solicit proxies by mail, telephone, facsimile and other electronic means. Consistent with Item 4(b)(1) of Schedule 14A, please clarify all other means, inclusive of the Internet, press releases and/or electronic means that will be used to solicit proxies. See our comments below.

10.   Please be advised that <u>all</u> written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

11.   Further to our comments above. Please inform us of whether you also plan to solicit proxies via internet chat rooms and tell us which websites you plan to utilize. Please advise us of your plans, if any, to comply with Rules 14a-6, 14a-9 and 14a-12 for any such online communications.

<u>Annex C</u>

12.   Please include information as of the most reasonable practicable date. For example, as may be appropriate, revise to update information required by Item 5(b)(iv) of Schedule 14A.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jan Woo, Attorney-Advisor, at (202) 551-3453 with any questions. If you require further assistance, you may contact me at (202) 551-3757.

Sincerely,

/s/ Mellissa Campbell Duru

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions